SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. __)*



                             Preferred Networks, Inc.
                                 (Name of Issuer)

                     Common Stock, no par value per share
                          (Title of Class of Securities)

                                      73990510
                                    (CUSIP Number)

                              Thomas R. Stephens, Esq.
                       Bartlit Beck Herman Palenchar & Scott
                           511 Sixteenth Street Suite 700
                                Denver, Colorado 80202
                                    (303) 592-3100
                   (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    March 17, 1998
                (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                              Page 1 of 13 Pages

CUSIP No.  73990510         13D            Page     2     of     13      Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Alta Communications, Inc.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)
                                                  (b)

      3        SEC USE ONLY


      4        SOURCE OF FUNDS*


      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Massachusetts

               NUMBER OF                  7     SOLE VOTING POWER

               SHARES                           3,712,500

                                          8     SHARED VOTING POWER
            BENEFICIALLY

              OWNED BY                          0

                                          9     SOLE DISPOSITIVE POWER
                EACH

              REPORTING                         3,712,500

                                         10     SHARED DISPOSITIVE POWER
               PERSON

                WITH                            0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,712,500

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               18.6%


     14        TYPE OF REPORTING PERSON*

               IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  73990510        13D          Page     3     of     13      Pages


      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Alta Comm S By S, LLC


      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)
                                                  (b)

      3        SEC USE ONLY


      4        SOURCE OF FUNDS*

               WC


      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Massachusetts

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           82,627

                                          8     SHARED VOTING POWER
            BENEFICIALLY

              OWNED BY                          0

                                          9     SOLE DISPOSITIVE POWER
                EACH

              REPORTING                         82,627

                                         10     SHARED DISPOSITIVE POWER
               PERSON

                WITH
                                               0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               82,627


     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .5%


     14        TYPE OF REPORTING PERSON*


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  73990510      13D           Page     4     of     13      Pages


      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Alta Communications VI, L.P.


      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a)
                                             (b)

      3        SEC USE ONLY


      4        SOURCE OF FUNDS*

               WC


      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           3,629,873

                                          8     SHARED VOTING POWER
            BENEFICIALLY

              OWNED BY                          0

                                          9     SOLE DISPOSITIVE POWER
                EACH

              REPORTING                         3,629,873

                                         10     SHARED DISPOSITIVE POWER
               PERSON

                WITH                            0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,629,873

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               18.2%

     14        TYPE OF REPORTING PERSON*

               PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  73990510               13D       Page     5     of     13      Pages


      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Alta Communications VI Management Partners, L.P.


      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)
                                                  (b)

      3        SEC USE ONLY


      4        SOURCE OF FUNDS*

               WC


      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           3,629,873

                                          8     SHARED VOTING POWER
            BENEFICIALLY

              OWNED BY                          0

                                          9     SOLE DISPOSITIVE POWER
                EACH

              REPORTING                         3,629,873

                                         10     SHARED DISPOSITIVE POWER
               PERSON

                WITH                            0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,629,873

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               18.2%


     14        TYPE OF REPORTING PERSON*

               PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 11 of 13 Pages


Item 1.  Security and Issuer.

                  This Statement on Schedule 13D relates to the Common Stock, no par value per share (the "Shares"), of Preferred Networks, Inc., a Georgia corporation (the "Company"). The principal executive offices of the Company are located at 850 Center Way, Norcross, Georgia 30071.


Item 2.  Identity and Background.

                  (a) This Statement is filed by Alta Communications VI, L.P., a Delaware limited partnership ("Alta VI"), and Alta Comm S by S, LLC, a Massachusetts limited liability company ("Alta LLC"), by virtue of their direct beneficial ownership of Shares, by Alta Communications VI Management Partners, L.P., a Delaware limited partnership ("Alta Management"), by virtue of being the sole general partner of Alta VI, and by Alta Communications, Inc., a
Massachusetts corporation ("Alta Communications"), by virtue of being the management advisory company of Alta VI. Alta VI, Alta LLC, Alta Management and Alta Communications are collectively referred to as the "Reporting Persons." Robert Benbow, William P. Egan, Brian McNeill and Timothy Dibble are the managing general partners of Alta Management and officers of Alta Communications (the "Partners"). By virtue of the relationships described above and their roles with Alta Communications, each of the Partners may be deemed to control Alta Communications and Alta Management, and Alta Communications and Alta Management may be deemed to possess indirect beneficial ownership of the Shares held by Alta VI. However, none of the Partners, acting alone, has voting or investment power with respect to the Shares directly beneficially held by Alta VI and, as a result, the Partners disclaim beneficial ownership of the Shares directly beneficially owned by Alta VI, except to the extent of their pecuniary interest in Alta VI. Alta LLC is a side company that makes all investments pro rata to the capital of Alta VI with all allocations made to its members based on paid-in capital. Certain of the Partners are members of Alta LLC and certain members of Alta LLC are affiliates of Alta Communications.

                  (b) The principal executive offices of Alta Communications, Alta VI, Alta Management and Alta LLC, and the business address of each Partner, except Robert Benbow, are located at One Post Office Square, Suite 3800, Boston, Massachusetts 02109. Robert Benbow's business address is One Embarcadero Center, Suite 4050, San Francisco, California 94111.

                  (c) Alta Communications provides investment advisory services to venture capital firms. Alta VI and Alta LLC's principal business is acting as venture capital investment vehicles. Alta Management's principal business is acting as general partner of Alta VI. Each of the Partners' principal business is acting as a managing general partner of Alta Management and as an officer of Alta Communications.

                  (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Partners, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

                  (e) During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Partners, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

                  (f) Alta Communications is a Massachusetts corporation. Alta VI is a Delaware limited partnership. Alta LLC is a Massachusetts limited liability corporation. Alta Management is a Delaware limited partnership. Each of the Partners is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

                  The total amount of funds required by Alta VI to acquire the 3,585,060 shares of Class B Senior Redeemable Preferred Stock (the "Class B Shares") and the 3,629,873 warrants to purchase Shares (the "Warrants") reported in Item 5(a) was $5,377,590, and the total amount of funds required by Alta LLC to acquire the 81,607 shares of Class B Shares and the 82,627 Warrants reported in Item 5(a) was $122,410.50. Such funds were provided by such person's capital available for investment.

                  The  Reporting  Persons   understand  that  the  unvested  and
restricted Shares held by Robert Benbow, as reported in Item 5(c), were acquired by such person in consideration of his service as a director of the Company.

Item 4.  Purpose of Transaction.

                  Alta VI and Alta LLC acquired the Class B Shares and Warrants reported in Item 5(c) for investment only. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, market for the Shares, the Class B Shares and Warrants, the effective yield on the Shares and the Class B Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), each of the Reporting Persons may from time to time purchase the Shares, Class B Shares and/or Warrants, dispose of all or a portion of the Shares, Class B Shares and/or Warrants that it holds, or cease buying or selling Shares, Class B Shares and/or Warrants. Any such additional purchases or sales of the Shares, Class B Shares and/or Warrants may be in open market or privately-negotiated transactions or otherwise.

                  On March 17, 1998, Alta VI and Alta LLC entered into a Class B Senior Redeemable Preferred Stock Purchase Agreement (the "Class B Purchase Agreement") with the Company and certain other investors pursuant to which Alta VI and Alta LLC acquired, for an aggregate purchase price of $5,500,000.50, a total of 3,666,667 Class B Shares and 3,712,500 Warrants.

                  The Class B Shares are entitled to a liquidation preference of $1.50 per share plus accrued dividends. Dividends on the Class B Shares will accrue on the liquidation preference at the rate of 15% per annum, compounded annually, in preference to any dividends on the Shares and any other class ranking junior to the Class B Shares. The Class B Shares will be entitled to one vote per share and will be entitled to vote together with the common stock on matters submitted to a vote of the Company's stockholders. In addition, the Class B Shares will be entitled to a class vote on certain matters, including without limitation repurchases of common stock, material changes in the Company's line of business, entering into any merger, consolidation or amalgamation, sale of all or substantially all of the Company's assets, acquisitions of more than $5,000,000, and incurring certain indebtedness. The Class B Shares are redeemable at any time by the Company at a price equal to $1.50 plus accrued dividends, and each holder of Class B Shares may require that its Class B Shares be redeemed at any time after March 17, 2003 or earlier in certain circumstances. The holders of Class B Shares are entitled to preemptive rights in connection with any new issuance of equity securities by the Company in a private placement. In addition, the holders of Class B Shares are entitled to elect one director.

                  Each 1998 Warrant permits a holder to acquire, at any time during the five year period commencing on March 17, 1998, one Share for an exercise price of $1.50 per Share, subject to adjustment as provided in the form of the 1998 Warrant. Payment of the exercise price may be made in cash, debt or equity securities of the Company, or by withholding from the Shares otherwise to be delivered upon exercise a number of Shares which have a value equal to the exercise price. Under some circumstances the holders of the Warrants may be required to exercise the Warrants prior to their expiration.

                  Pursuant to the Class B Purchase Agreement, Alta VI and Alta LLC and the Company and certain other stockholders of the Company amended the Registration Rights Agreement dated as of June 21, 1995, among such persons, as amended (the "1998 Registration Rights Amendment"), pursuant to which the holders of Warrants will have the right to exercise certain demand and piggyback registration rights with respect to, and, subject to certain restrictions, the Company will be required to register, the Shares obtainable upon exercise of the Warrants.

                  Pursuant to the Class B Purchase Agreement, the Company, among other things, (i) made certain representations and warranties to the investors acquiring Class B Shares and Warrants, (ii) agreed to provide such investors with certain inspection and information rights, and (iii) agreed to reimburse such investors for certain expenses.

                  The foregoing summaries of the Class B Purchase Agreement, the rights and preferences of the Class B Shares, the terms of the Warrants and the 1998 Registration Rights Amendment are qualified in their entirety by reference to the Class B Purchase Agreement attached hereto as Exhibit 1, the rights and preferences of the Class B Shares attached hereto as Exhibit 1, the form of the 1998 Warrant attached hereto as Exhibit 3, and the 1998 Registration Rights Amendment attached hereto as Exhibit 4, respectively.

                  Mr. Benbow holds the unvested Shares described in Item 5 of this Statement for investment only. Depending upon his evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), Mr. Benbow may from time to time purchase Shares, dispose of all or a portion of the Shares he holds, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

                  Except as described in this Item 4, none of the Reporting Persons nor any of the Partners has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

                  (a) Alta VI is the direct beneficial owner of 3,629,873 Warrants, or approximately 18.24% of the sum of (i) the 16,270,028 Shares deemed outstanding as of March 17, 1998, according to information received from the Company, plus (ii) such Warrants. By virtue of the relationships previously reported under Item 2 of this Statement, Alta Communications and Alta Management may be deemed to have indirect beneficial ownership of the Warrants directly beneficially owned by Alta VI.

                  Alta LLC is the direct beneficial owner of 82,627 Warrants, or approximately .5% of the sum of (i) the Outstanding Shares plus (ii) such Warrants. By virtue of the relationships previously reported under Item 2 of this Statement, the Partners and certain other individuals affiliated with Alta Communications may be deemed to have indirect beneficial ownership of the Warrants directly beneficially owned by Alta LLC.

                  Robert Benbow holds 12,500 unvested Shares, or less than 1% of the Outstanding Shares. Such Shares are held on behalf of Alta VI. Such Shares are subject to certain vesting restrictions and were issued to Mr. Benbow in connection with his services to the Company as a director. Mr. Benbow disclaims beneficial ownership of such Shares, and Alta IV may be deemed to have indirect beneficial ownership of such Shares.

                  Alta VI has the direct power to direct the  disposition of and vote the Warrants held by it. By virtue of the relationships previously reported under Item 2 of this Statement, Alta Management and Alta Communications may be deemed to have indirect beneficial ownership of the Warrants directly beneficially owned by Alta VI.

                  Alta LLC has the direct power to direct the disposition of and vote the Warrants held by it. By virtue of the relationships previously reported under Item 2 of this Statement, the Partners and certain other individuals affiliated with Alta Communications may be deemed to have indirect beneficial ownership of the Warrants directly beneficially owned by Alta LLC.

                  Mr. Benbow has the power to vote the Shares held directly by him, and the power to direct disposition of vested Shares directly held by him. Under the restrictions applicable to such Shares, unvested Shares are not transferable.

                  (c) On March 17, 1998, Alta VI and Alta LLC acquired the Warrants described in Item 3 of this Statement in a privately negotiated transaction with the Company for aggregate consideration of $5,337,590 and $122,410.50, respectively.

                  On March 17, 1998, Robert Benbow was appointed as a director of the Company and was granted 12,500 restricted Shares in connection with his service to the Company as a director, or less than 1% of the Outstanding Shares. Such Shares are subject to certain vesting restrictions.

                  Except as set forth above, neither the Reporting Persons nor the Partners have effected any transaction in the Shares during the past 60 days.

                  (d) Alta VI has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Warrants held by it. By virtue of the relationships reported in Item 2 of this Statement, Alta Communications and Alta Management may be deemed to have the power to direct the receipt of dividends from, and the proceeds from the sale of, the Warrants held by Alta VI.

                  Alta LLC has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Warrants held by it. By virtue of the relationships previously reported under Item 2 of this Statement, the Partners and certain other individuals affiliated with Alta Communications may be deemed to have indirect beneficial ownership of the Warrants directly beneficially owned by Alta LLC.

                  Mr. Benbow has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, Shares directly held by him after tax benefits are paid to Alta VI.

                  (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  The  information  included  under Item 4 of this  statement on
Schedule 13D in connection with the Class B Purchase Agreement, the Class B Shares, the 1998 Warrant and the 1998 Registration Rights Amendment is hereby incorporated in its entirety by this reference.

                  The unvested Shares held by Mr. Benbow are subject to certain restrictions set forth in a Director's Restricted Stock Agreement. The foregoing summary of such agreement is qualified in its entirety by referenced to the form of the Directors Restricted Stock Agreement attached as Exhibit 5 to this Statement.

                  Other than set forth above, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.

                  Exhibit 1. Class B Senior Redeemable Preferred Stock Purchase Agreement dated as of March 17, 1998 among Alta Communications IV, Alta Comm S By S, LLC, Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III Limited Partnership, certain other investors and Preferred Networks, Inc., incorporated by reference to Exhibit 10 to amendment number 1 to the Schedule 13D filed by Centennial Fund IV, L.P. in connection with the common stock of Preferred Networks, Inc. on March 24, 1998.

                  Exhibit 2. Articles of Amendment setting forth the rights and preferences of the Class B Senior Redeemable Preferred Stock of Preferred Networks, Inc., incorporated by reference to
                  Exhibit 11 to amendment number 1 to the Schedule 13D filed by Centennial Fund IV, L.P. in connection with the common stock of Preferred Networks, Inc. on March 24, 1998.

                  Exhibit 3. Form of Common Stock Purchase Warrant to be issued pursuant to the Class B Senior Redeemable Preferred Stock Purchase Agreement dated as of March 17, 1998 among Alta Communications IV, Alta Comm S By S, LLC, Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III Limited Partnership, certain other investors and Preferred Networks, Inc., incorporated by reference to Exhibit 12 to amendment number 1 to the Schedule 13D filed by Centennial Fund IV, L.P. in connection with the common stock of Preferred Networks, Inc. on March 24, 1998.

                  Exhibit 4. Form of Amendment to Registration Rights Agreement dated June 21, 1995 among Alta Communications IV, Alta Comm S By S, LLC, Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III limited partnership, Preferred Networks, Inc., and certain other persons, incorporated by reference to Exhibit 13 to amendment number 1 to the Schedule 13D filed by Centennial Fund IV, L.P. in connection with the common stock of Preferred Networks, Inc. on March 24, 1998.

                  Exhibit 5. Form of Director's Restricted Stock Award Agreement between Preferred Networks, Inc. and Robert Benbow, incorporated by reference to Exhibit 2 to the Statement on
                  Schedule 13D filed on April 21, 1997, by Centennial Fund IV, L.P. and certain other investors in connection with common stock of Preferred Networks, Inc.

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 27, 1998         /s/ Eileen McCarthy
                              Eileen  McCarthy,  as Vice President of Alta
                              Communications,  Inc., as general partner of
                              Alta Communications Management VI, L.P., the
                              general partner of Alta  Communications  VI,
                              L.P.,  and as a member  of Alta Comm S By S,
                              LLC